Exhibit 16.1

March 23, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Acorda Therapeutics, Inc. and subsidiaries (the “Company”) and, under the date of February 26, 2010, we reported on the consolidated financial statements of Acorda Therapeutics, Inc. and subsidiaries as of and for the years ended December 31, 2009 and 2008, and the effectiveness of internal control over financial reporting as of December 31, 2009.  On March 18, 2010, we were dismissed.  We have read the Company’s statements included under Item 4.01(a) of its Form 8-K dated March 18, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that our dismissal was determined by the Audit Committee of the Board of Directors of Acorda.

Very truly yours,

/s/ KPMG LLP